MIQROTECH, LLC

Unaudited Financial Statements for the Period from

May 4, 2016 (Inception) to December 31, 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 4, 2018

To: Board of Managers, mIQro Tech LLC
        Attn: Meade Lewis

Re: 2016 Inception Financial Statement Review
        mIQro Tech LLC

We have reviewed the accompanying inception financial statements of mIQro Tech LLC (the "Company"), which comprise the balance sheet as of December 31, 2016, the related statements of income and cash flows, and the related notes to the financial statements for the period of May 4, 2016 (inception) through December 31, 2016.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MIQROTECH, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Current Liabilities:		
Advances due to founder	$	883
Total Liabilities		883
TOTAL LIABILITIES		883
Members' Equity:		
Members' capital		0
Accumulated deficit		(883)
Total Members' Equity		(883)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	0

MIQROTECH, LLC
STATEMENT OF OPERATIONS
For the Period from May 4, 2016 (Inception) to December 31, 2016
(Unaudited)

Revenues, net	$	0
Operating Expenses:		
Sales and marketing		883
Total Operating Expenses		883
Net Loss	$	(883)

MIQROTECH, LLC
STATEMENT OF MEMBERS' EQUITY
For the Period from May 4, 2016 (Inception) to December 31, 2016
(Unaudited)

	Member Contributions	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of Inception	$0	$0	$0
Net Loss	0	(883)	(883)
Balance as of December 31, 2016	$0	$(883)	$(883)

MIQROTECH, LLC
STATEMENT OF CASH FLOWS
For the Period from May 4, 2016 (Inception) to December 31, 2016
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$(883)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Decrease) Increase in accrued expenses	0
Net Cash Used In Operating Activities	(883)

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used In Investing Activities	0

Cash Flows From Financing Activities

Advances from founders	883
Issuance of membership units	0
Net Cash Provided By Financing Activities	883

Net Change In Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$ 0
Cash paid for income taxes	0

MIQROTECH, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

miQroTech, LLC (which may be referred to as the "Company," "we," "us," or "our") was incorporated on May 4, 2016 ("Inception") in the state of Pennsylvania. The Company is headquartered in State College, Pennsylvania.

The Company is developing a proprietary and unique technology platform using sensors, circuits, and machine learning. When implemented and configured, the outcome is data captured. Stakeholders can then access the data and configure notifications to interpret, learn, and listen to the data.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2016, the Company had zero working capital and will likely incur additional costs prior to generating consistent revenues. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values were assumed to approximate carrying values because of their

short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $0 of cash on hand.

Income Taxes

The LLC is a limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in the financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized through sales of tickets, merchandise or sponsorships.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 4 – MEMBERS' EQUITY

LLC Units

As of December 31, 2016, the Company was owned 100% by one individual

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time, the original founder has advanced funds to the Company. As of December 31, 2016, the founder had advanced $883 to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Change in Ownership of Membership Units

In October 2017, the Company issued 35% ownership to a second founder in exchange for expertise and services provided.

Management's Evaluation

Management has evaluated subsequent events through November 3, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.